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                                                                      EXHIBIT 28


CONTACT:             Mary Jane Robertson                  FOR IMMEDIATE RELEASE
                     (770) 677-0323                       ---------------------
                           or
                     Doreen Lubeck
                     (312) 466-3444


                            CAPSURE HOLDINGS TO SELL
                      UNITED CAPITOL TO FRONTIER INSURANCE

CHICAGO, ILLINOIS -- February 29, 1996 -- Capsure Holdings Corp. (NYSE: CSH) today announced that it has signed a definitive agreement to sell United Capitol Holding Company and its subsidiaries, United Capitol Insurance Company, United Capitol Managers, Inc. and Fischer Underwriting Group, Incorporated, to a subsidiary of Frontier Insurance Group, Inc. (NYSE: FTR). Net cash proceeds to Capsure will be approximately $75 million, which includes release of United Capitol's excess capital on or before closing. The agreement is subject to several conditions including approval by insurance regulatory authorities.

            The transaction is expected to close in the second quarter of 1996.

            United Capitol writes commercial general liability, property, and small contract surety business principally in the excess and surplus lines market. Frontier Insurance Group is a national underwriter of specialty insurance products.

            Capsure Holdings Corp. is an acquisition company involved in specialty property and casualty insurance through its subsidiaries, Western Surety Company, Universal Surety of America and United Capitol Insurance Company.

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